Exhibit 99.1

Aurora Cannabis Announces Fiscal 2021 Third Quarter Results

•	Domestic Medical Net Revenue Steady at $26.9 Million
•	Strong International Medical Net Revenue of $9.4 Million
•	Total Cannabis Net Revenue, Excluding Provisions, of $58.4 Million
•	Business Transformation Plan Continues, Management Expects to Deliver Incremental Cost-Saving Measures of $60 Million to $80 Million Annually
•	Balance Sheet Remains Strong with ~$525 Million of Cash on Hand at May 12, 2021
•	Lead Independent Director Ronald Funk Appointed as Chairman, Michael Singer to Remain Board Member

NYSE | TSX: ACB

EDMONTON, AB, May 13, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced its financial and operational results for the third quarter of fiscal 2021 ended March 31, 2021.

"Consistent with many of our peers, the quarter presented challenges in the Canadian adult-use segment. This reinforces the importance of Aurora's broadly diversified business model that balances domestic medical, international medical, and adult-use platforms," stated Miguel Martin, Chief Executive Officer of Aurora Cannabis. "To that point, we delivered the strongest performance in domestic medical and the best results in international medical cannabis of any Canadian LP during the period. This is critical, because we expect being #1 by revenue in Canada's medical market, the largest federally regulated medical market globally, should translate into global adult-use success in the future as medical regimes evolve to adult-use markets. In addition, being the #2 largest Canadian LP by global cannabis sales this quarter, and a leader across multiple markets and segments, gives Aurora the brand recognition and clout to pursue numerous incremental opportunities around the world."

"Aurora also announced today that our cost structure transformation continues and we have identified further cost savings of $60 million to $80 million annually that are expected to be achieved within eighteen months and are incremental to the ~$300 million in annual savings already achieved. We anticipate that this initiative will not only allow us to meet our financial objectives while the Canadian adult-use market normalizes over the next several quarters, but will not have any effect on future revenue growth. We have recently added Alex Miller and Lori Schick to the team; two highly respected leaders in the areas of operations and human resources, respectively, to accelerate the execution of our corporate objectives. They each bring 20 plus years of transformative regulated industry experience and are already fully engaged. Lastly, our balance sheet remains strong with approximately $525 million in cash. This will allow us to support organic growth as well as opportunistic M&A, particularly in the U.S."

Third Quarter 2021 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q3 2021 and Q3 2020 results and are in Canadian dollars)

Q3 2021 total cannabis net revenue1 before provisions was $58.4 million, a 19.5% decrease over Q3 2020 and a 17.0% sequential decline. After accounting for return and price provisions, Q3 2021 total cannabis net revenue was $55.2 million, a 20.8% decrease in cannabis net revenue1 over fiscal Q3 of the prior year.

Reflecting the shift in mix toward our medical businesses, the Q3 2021 average net selling price per gram of dried cannabis1 increased to $5.00 per gram from $4.64 in Q3 2020 and $4.45 in Q2 2021.  This excludes the impact of the Q3 2021 bulk wholesale of excess lower-potency cannabis flower at clear-out pricing.

Adjusted gross margin before fair value adjustments on cannabis net revenue1 was 44% in Q3 2021, versus 43% in Q3 2020. The increase in adjusted gross margin is due to a significant shift in revenue mix towards our medical markets which command much higher average net selling prices, partially offset by the purposeful reduction in production levels at Sky resulting in charges related to under-utilization of capacity.

Adjusted EBITDA1 loss was $24.0 million in Q3 2021 ($16.7 million loss excluding restructuring charges and product swap provisions) compared to the prior year Adjusted EBITDA loss1 of $49.6 million primarily driven by the substantial decrease in SG&A and R&D expenses and continued healthy gross margins.

______________________
[1] These terms are non-GAAP measures, see "Non-GAAP Measures" below.

Medical cannabis:

•	Medical cannabis net revenue[1] was $36.4 million, a 17% increase from the prior year period. The increase was primarily attributable to a continued strong performance in both the international and Canadian medical businesses. International medical sales grew by 134% over the prior year comparative period.
•	Adjusted gross margin before fair value adjustments on medical cannabis net revenue[1] was 59% versus 60% in the prior year, remaining strong despite the increase in cost of sales from the under-utilized capacity at Aurora Sky and the continued ramp up of the Aurora Nordic facility in Europe.

Consumer cannabis:

•	Consumer cannabis net revenue[1] was $18.0 million ($21.3 million excluding provisions), a 53% decrease from the prior year. This was due primarily to Covid-19 related challenges across Canada in both provincial distributors and consumer access to in-store retail shopping. Also impacting the change in Consumer cannabis net revenue in fiscal Q3 were Aurora's one-time transition to our new contract sales force, and the load-in of 2.0 products and the Daily Special launch in the prior year comparative period.
•	Adjusted gross margin before fair value adjustments on consumer cannabis net revenue[1] was 21% versus 28% in the prior year period, primarily driven by a $1.8 million increase in cost of sales due to under-utilized capacity as a result of the scaling back production at Aurora Sky (expected to partially reverse in future quarters), and a decrease in the average net selling price per gram of consumer cannabis as a result of price compression.

Selling, General and Administrative ("SG&A"):

•	SG&A, including Research and Development ("R&D"), was $45.1 million ($41.9 million excluding restructuring costs), down $32.8 million or 42% from the prior year period as a result of the Company's Business Transformation Plan.

Additional Financial Information:

•	Cash balance at May 12, 2021 was approximately $525 million.
•	As previously announced on December 15, 2020, Aurora has aligned production to current demand and reduced network complexity in order to improve its operational flexibility and cashflow. The Company is currently operating Aurora Sky at 25% capacity, and in fiscal Q3 2021 produced 14,484 kilograms of cannabis and achieved net sales of 13,520 kilograms.

Fiscal Q3 2021 Cash Use:

In Q3 2021, despite a decline in Canadian consumer revenue, the Company managed cash flow tightly using $35.9 million in cash to fund operations, excluding working capital investments and restructuring costs and other costs of $5.4 million. Cash used to pay for capital expenditures, net of disposals, in Q3 2021 was $12.2 million versus $83.9 million in Q3 2020 and $8.8 million in Q2 2021. Cash used in operations and for capital expenditures are crucial metrics in Aurora's drive toward generating sustainable positive free cash flow, and both have improved significantly over the past year. The Company's ongoing business transformation, with the additional cost efficiency savings described earlier, is expected to move the operating cash flow metric in a positive direction over the coming quarters.

Net working capital used $25.0 million in the quarter, driven by a decrease in accounts payable and an increase in biological assets. Q3 2021 saw Aurora bring production levels into alignment with demand as 14,484 kilograms of cannabis were produced and 13,520 kilograms equivalents were sold, a marked improvement over prior quarters.  The remaining government wage subsidy accrual of $19.7 million initially recorded in December 2020 was collected in April 2021. With the balancing of production with sales, had this wage subsidy accrual been collected in March 2021, the Company's net investment in working capital would have been approximately $5.3 million in the quarter.

The main components of cash source and use in Q3 2021 were as follows:

($ thousands)	Q3 2021	Q3 2020(4)	Q2 2021
Cash Flow
Cash, Opening	$434,386	$201,336(2)	$133,678

Cash used in operations	($41,266)	($57,853)	($36,753)
Working capital change	($25,029)	$2,836	($30,433)
Capital expenditures	($12,240)	($83,803)	($8,837)
Debt and interest payments	($7,766)	($60,770)	($8,559)
Cash use	($86,301)	($199,590)	($84,582)

Proceeds raised from sale of marketable securities and investments in associates	-	-	$6,135
Proceeds raised through debt	-	$22,000	-
Proceeds raised through equity financing (1)	$172,153	$206,462	$379,155
Cash raised	$172,153	$228,462	$385,290

Cash, Ending (3)	$520,238	$230,208	$434,386

(1)	Includes impact of foreign exchange rates on USD cash raised from financing
(2)	Includes restricted cash of $45.0M for Q3 2020 held as cash collateral under the BMO Credit Facility.
(3)	Ending cash balance above includes restricted cash of $50.0M for Q3 and Q2 2021, as required under the amended BMO Credit Facility. The restricted cash can be used to repay, at any time at the Company's discretion the outstanding principal on its term loan on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement.
(4)	Previous reported amounts have been restated to adjust for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to Note 2(e) of the unaudited Condensed Consolidated Interim Financial Statements for a reconciliation on the change in accounting policy.

Refer to "Condensed Consolidated Interim Statement of Cash Flows" in the "Condensed Consolidated Interim Financial Statements (unaudited)" for our cash flow statements prepared in accordance with IAS 7 - Statement of Cash Flows.

($ thousands, except Operational Results)	Q3 2021	Q3 2020 (6)	$ Change	% Change	Q2 2021	$ Change	% Change
Financial Results
Total net revenue (1)	$55,161	$73,541	($18,380)	(25)%	$67,673	($12,512)	(18)%
Cannabis net revenue (1)(2)(3a)	$55,161	$69,637	($14,476)	(21)%	$67,673	($12,512)	(18)%
Medical cannabis net revenue (2)(3a)	$36,378	$31,086	$5,292	17%	$38,856	($2,478)	(6)%
Consumer cannabis net revenue (1)(2)(3a)	$18,023	$38,551	($20,528)	(53)%	$28,573	($10,550)	(37)%
Wholesale bulk cannabis net revenue (2)(3a)	$760	$ -	$760	N/A	$244	$516	211%
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)(7)	44%	43%	N/A	1%	42%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)(3b)(7)	59%	60%	N/A	(1)%	56%	N/A	3%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)(7)	21%	28%	N/A	(7)%	27%	N/A	(6)%
Adjusted gross margin before FV adjustments on wholesale bulk cannabis net revenue (2)(3b)(7)	(140)%	N/A	N/A	(140)%	(305)%	N/A	165%
SG&A expense (7)	$41,684	$72,318	($30,634)	(42)%	$41,972	($288)	(1)%
R&D expense	$3,398	$5,601	($2,203)	(39)%	$2,432	$966	40%
Adjusted EBITDA (2)(3c)(7)	($24,020)	($49,579)	$25,559	(52)%	($16,802)	($7,218)	43%

Balance Sheet
Working capital (7)	$642,512	$429,293	$213,219	50%	$592,746	$49,766	8%
Cannabis inventory and biological assets (2)(4)(7)	$98,839	$225,966	($127,127)	(56)%	$179,502	($80,663)	(45)%
Total assets (7)	$2,835,357	$4,699,137	($1,863,780)	(40)%	$2,830,190	$5,167	0%

Operational Results - Cannabis
Average net selling price of dried cannabis (2)	$3.59	$4.64	($1.05)	(23)%	$4.12	($0.53)	(13)%
Kilograms sold (5)	13,520	12,729	791	6%	15,253	(1,733)	(11)%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q3 2021 - $3.2 million; Q2 2021 - $2.7 million; Q3 2020 - $2.9 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" of the MD&A.
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Cost of Sales and Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	The kilograms sold is offset by the grams returned during the period.
(6)	As a result of the Company's divestment of its wholly owned subsidiaries, Aurora Larssen Projects ("ALPS") and Aurora Hemp Europe ("AHE"), the operations of ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures.
(7)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the "Change in Accounting Policies" section in Note 2(e) of the Financial Statements.

Operational Efficiency Plan

Today Aurora announced a plan to accelerate $60 million to $80 million in annualized cost efficiencies which are expected to be realized over the next 12-18 months. The efficiencies are expected to be $40 million - $60 million in costs of goods sold ("COGS") and approximately $20 million in SG&A, and relate primarily to production costs, facility and logistic expenses, organizational efficiencies, insurance and capital markets related expenses. These efficiencies are incremental to the approximately $300 million of total annualized expense reductions achieved since the announcement of the Company's Business Transformation Plan in February 2020.

Executive Board Transitions and Recent Executive Leadership Appointments

Aurora is pleased to announce that Mr. Ronald Funk, lead independent Director, has assumed the role of Chairman, effective immediately. Mr. Michael Singer has reverted from Executive Chairman to the Board seat he has occupied since May 2016. This transition reflects the strength of current management and the Board's planned governance enhancements to include an independent Chairman.

Mr. Funk has 30+ years in senior executive roles managing profitable regulated CPG brands. He brings unique skills and experiences that will assist the Company in the pursuit of global growth. He has served on the Board for three years and has proven himself to be an effective leader as the Company has grown and evolved. Mr. Singer has served as Interim CEO from February to September 2020, during which time he managed the Company's business transformation towards profitability and transitioning management, including the hiring of CEO Miguel Martin.

Aurora has also announced the appointment of Mr. Alex Miller to the role of Executive Vice President, Supply Chain and Ms. Lori Schick to the role of Executive Vice President, Human Resources. Alex Miller brings 25+ years of experience in food, CPG and pharmaceutical industry experience in operations and supply chain leadership positions, most recently as Vice President, Operations at MAV Beauty Brands Inc. Lori Schick brings 20+ years of global human resources leadership experience leading organizational transformation and building high performance teams. Most recently Lori was Senior Vice President and Head of People at Holt, Renfrew & Co.

Stock Exchange Listing Transfer to NASDAQ from NYSE

Aurora also announced that it will transfer its U.S. stock exchange listing from the New York Stock Exchange ("NYSE") to The Nasdaq Global Select Market ("Nasdaq"), effective May 24, 2021, after the market close. The last day of trading of the Company's common stock on NYSE is expected to be May 24, 2021. The Company expects its common stock will begin trading as a Nasdaq-listed security at market open on May 25, 2021 and will continue to be listed under the ticker symbol "ACB". The transfer is automatic, and shareholders are not required to take any action. This transition will not impact the Company's primary listing on the Toronto Stock Exchange (TSX: ACB).

"Nasdaq represents a good fit for Aurora and this listing transfer will enable us to realize cost efficiencies as part of our efforts to deliver long-term value to shareholders," concluded Martin.

Filing of Prospectus Supplement

Aurora intends to file a new prospectus supplement for a U.S. $300 million At-the-Market offering program ("ATM"). This is a routine filing which Aurora believes will provide maximum flexibility to pursue select acquisitions going forward, including within the U.S. Given the strength of Aurora's current cash position, it is not expected to need to access the ATM facility without an accretive use of proceeds.

Conference Call

Aurora will host a conference call today, May 13, 2021, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time / 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Thursday, May 13, 2021
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=144524

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements made in this news release include the Company's expectations of the impact of its current market position on its future prospects, future cost savings and their expected impact on revenue, the anticipated transfer of the Company's listing to NASDAQ and its expected -the-market offering impact on cost savings, and the anticipated filing of a prospectus supplement for an at the-market offering. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva and other acquisitions (if any), achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

The Company uses certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
•	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
•	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
•	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk sales only.
•	Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
•	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
•	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.

•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis auxiliary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
•	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the medical market only.
•	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
•	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Non-GAAP Measures

Net Revenue

	Three months ended
	March 31, 2021	March 31, 2020 (1)	December 31, 2020
Medical cannabis net revenue	36,378	31,086	38,856
Consumer cannabis net revenue	18,023	38,551	28,573
Wholesale bulk cannabis net revenue	760	-	244
Total cannabis net revenue	55,161	69,637	67,673
Total net revenue	55,161	73,541	67,673

(1)	As a result of the Company's divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company's results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for information about the divestitures.

Adjusted Gross Margin

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Three months ended March 31, 2021
Gross revenue	39,457	23,828	760	-	64,045
Excise taxes	(3,079)	(5,805)	-	-	(8,884)
Net revenue	36,378	18,023	760	-	55,161
Cost of sales	(74,473)	(50,105)	(2,967)	-	(127,545)
Gross profit (loss) before FV adjustments (1)	(38,095)	(32,082)	(2,207)	-	(72,384)
Depreciation	5,169	3,121	100	-	8,390
Inventory impairment in cost of sales	54,226	32,749	1,045	-	88,020
Adjusted gross profit (loss) before FV adjustments (1)	21,300	3,788	(1,062)	-	24,026
Adjusted gross margin before FV adjustments (1)	59%	21%	(140)%	-%	44%

Three months ended March 31, 2020 (2)(3)
Gross revenue	34,339	49,387	-	3,904	87,630
Excise taxes	(3,253)	(10,836)	-	-	(14,089)
Net revenue	31,086	38,551	-	3,904	73,541
Cost of sales	(15,422)	(32,115)	-	(3,119)	(50,656)
Gross profit (loss) before FV adjustments (1)	15,664	6,436	-	785	22,885
Depreciation	3,113	4,477	-	-	7,590
Adjusted gross profit (loss) before FV adjustments (1)	18,777	10,913	-	785	30,475
Adjusted gross margin before FV adjustments (1)	60%	28%	-%	20%	41%

Three months ended December 31, 2020
Gross revenue	41,872	37,459	244	-	79,575
Excise taxes	(3,016)	(8,886)	-	-	(11,902)
Net revenue	38,856	28,573	244	-	67,673
Cost of sales	(23,946)	(25,681)	(1,017)	-	(50,644)
Gross profit before FV adjustments (1)	14,910	2,892	(773)	-	17,029
Depreciation	6,376	4,472	29	-	10,877
Inventory impairment in cost of sales	333	406	-	-	739
Adjusted gross profit before FV adjustments (1)	21,619	7,770	(744)	-	28,645
Adjusted gross margin before FV adjustments (1)	56%	27%	(305)%	-%	42%

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" of the MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the "Change in Accounting Policies" section below for further detail.
(3)	As a result of the Company's divestment of its wholly owned subsidiaries, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from ALPS and AHE, had incurred an adjusted gross profit before FV adjustments of $0.1 million for the three months ended March 31, 2020. ALPS generated no adjusted gross profit before FV adjustments in the three months ended March 31, 2020.

Adjusted EBITDA

($ thousands)	Three months ended			Nine months ended
	March 31, 2021	March 31, 2020 (1)(2)	December 31, 2020	March 31, 2021 (2)	March 31, 2020 (1)(2)
Net (loss) income from continuing operations	(164,650)	(133,528)	(292,788)	(564,598)	(1,424,466)
Finance costs	16,990	6,655	18,872	50,553	48,364
Interest (income) expense	(1,467)	(1,998)	(1,865)	(4,599)	(4,884)
Income tax expense (recovery)	(129)	(12,441)	3,167	3,649	(18,873)
Depreciation and amortization	15,570	22,538	24,883	62,897	73,090
EBITDA	(133,686)	(118,774)	(247,731)	(452,098)	(1,326,769)
Changes in fair value of inventory sold	29,583	14,144	5,942	38,829	48,672
Unrealized gain on changes in fair value of biological assets	(16,506)	(10,904)	(6,262)	(28,175)	(44,735)
Share-based compensation	5,233	8,904	5,987	18,081	53,155
Acquisition costs	-	1,300	-	1,104	4,323
Foreign exchange loss (gain)	7,035	12,280	527	135	16,181
Share of loss from investment in associates	9	4,611	117	499	8,933
Government grant income	(4,692)	-	(23,678)	(28,370)	-
Losses (gains) on financial instruments (3)	(2,566)	(6,416)	17,309	22,109	30,413
Loss on loss of control of subsidiary	-	(500)	-	-	(500)
Losses (gains) on deemed disposal of significant influence investment	(204)	-	-	1,239	-
Gains (losses) on disposal of assets held for sale and property, plant, and equipment	(1,595)	-	(3,317)	(3,990)	-
Restructuring charges	801	-	-	1,011	-
Onerous contract provision	-	-	2,000	2,000	-
Impairment of deposit, inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	92,568	45,776	232,304	328,913	1,057,825
Adjusted EBITDA (4)	(24,020)	(49,579)	(16,802)	(98,713)	(152,002)

(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the "Change in Accounting Policies" in Note 2(e) of the Financial Statements.
(2)	As a result of the Company's divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS and AHE, adjusted EBITDA loss would have been $52.3 million for the three months ended March 31, 2020, and $99.2 million and $162.3 million for the nine months ended March 31, 2021 and 2020, respectively.
(3)	Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on induced conversion of debentures, and (gain) loss on the modification of debt. Refer to Note 21 of the Financial Statements.
(4)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.

Included in the three months ended March 31, 2021 Adjusted EBITDA loss is $2.2 million (three months ended December 31, 2020 - $0.8 million) legal settlement and contract termination fees and $3.2 million (three months ended December 31, 2020 - $2.1 million) related to restructuring charges, severance and benefits associated with the business transformation plan, and $1.9 million (three months ended December 31, 2020 - $1.8 million) in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces. Excluding these impacts, Adjusted EBITDA loss is $16.7 million (three months ended December 31, 2020 - $12.1 million).

Aurora benefits greatly from having built a diversified business across domestic medical, international medical and adult-use markets. Workers tend to cannabis plants at Aurora Coast, the company’s best-in-class research, genetics and breeding facility in Comox, British Columbia. (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 13-MAY-21